PT Multimedia

March 13, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporat
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release of the Company announcing its audited year-end 2001 results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

dlw 3/19

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Multimedia

PT- Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, n.º 208, 1069-203 Lisboa
Collective Person n.º 504 453 513
Registered in the Lisbon Registrar of Companies under n.º 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA reports audited 2001 year end results

Lisbon, Portugal, March 12, 2002 – PT Multimedia today announced its audited 2001 year end results. Consolidated revenues reached EUR 626 million, up from EUR 250 million in 2000. Consolidated EBITDA reached a positive EUR 43 million up from a negative EUR 45 million in 2000. Net income improved from a negative EUR 265 million in 2000 to a negative EUR 91 million in 2001.

Relative to the pro forma financial statements for 2000, in which the operations of Lusomundo are consolidated and Zip.net is excluded, consolidated revenues have increased by 23% up from EUR 507 million. EBITDA increased by 21%, up from EUR 35 million pro forma EBITDA for 2000.

KEY HIGHLIGHTS

Financial Results [1]

- **Consolidated Revenues: EUR 626 million up from EUR 250 million** in 2000. This represents a 23% increase over 2000 pro-forma consolidated revenues of EUR 507 million;
- **TV Cabo Revenues:** reached **EUR 278 million**, a **rise of 43%** over 2000;
- **Lusomundo Media and Audiovisuals Revenues: EUR 291 million**, an 8% increase over 2000. Growth is mainly attributable to the good performance in the audiovisual business, which increased its revenues by 32%. This positive evolution compensated for the decrease in media business revenues (-3%), which was primarily due to the decrease of advertising spending in the daily press;
- **ISP/ASP Revenues in Portugal:** reached **EUR 49.6 million**, a 38% increase over EUR 35.9 million generated in 2000. We would like to highlight that the new ISP business model was only implemented in September;
- **Portal Services Revenues: EUR 7.8 million**, which compares with EUR 7.3 million in 2000 (excluding Zip.Net from the consolidation);
- **Consolidated EBITDA: EUR 43 million, up from a negative EUR 45 million in 2000.** This figure represents a **21% increase** over 2000 pro-forma EBITDA (EUR 35 million);
- **TV Cabo EBITDA: EUR 41 million**, a **41% increase** over 2000. EBITDA margin for 2001 was 14,6%;
- **Lusomundo EBITDA: EUR 23 million**, a 12% decrease over 2000. This evolution is mainly due to the decrease in advertising revenues (-6.5%) and the increase in the price of paper;

[1] Since January 2001, PT Multimedia has fully consolidated Lusomundo's results, following the acquisition of the 100% stake in this Company. On the other hand, ZIP.net, which was formerly fully consolidated by PT Multimedia, has not been consolidated, since PTM.com has exchanged its 100% stake in Zip.net for a 17.937% stake in UOL. UOL is not consolidated in PT Multimedia's results, but its stake is recorded at its fair value as of the acquisition date according to the applicable accounting rules.

- **PTM.com EBITDA: negative EUR 13 million**, while in 2000 it had been negative EUR 65.2 million. EBITDA for 2001 was basically similar to pro-forma EBITDA for 2000 (negative EUR 11.5 million), reflecting the costs associated to a set of projects still at an early stage. Nevertheless, there was a 4.4 pp increase in EBITDA margin;
- **Net Loss: EUR 91 million, which compares with a Net Loss of EUR 265 million in 2000.**

Pay-TV

- **Number of homes passed: 2.29 million**, 1.4 million of which have two-way capability;
- **Cable and DTH subscribers: 1,160 thousand**, a **22.1% growth** over 2000;
- **Cable TV subscribers: 936 thousand**, a **14.3% increase** over 2000. Penetration rate now stands at 45.2%;
- **DTH subscribers: 224 thousand**, representing a **71.0% growth** over 2000. Growth was primarily due to an aggressive commercial strategy, to the creation of low cost packages to target lower income households, and to a significant improvement in the quality of the existing packages;
- **Premium channel subscribers: 736 thousand**, a **48.7% increase** over 2000. Pay-to-basic ratio now stands at 63.4%, reflecting an aggressive commercial policy and an improvement in the quality of premium channel content;
- **Premium sport channel subscribers: 335 thousand**, representing a **36.2% increase** over 2000;
- **Premium movie channel subscribers: 173 thousand**, representing a **58.7% increase** over 2000;
- **Pay –TV ARPU: EUR 18.2**, which represents a **4.0% increase** over 2000.

Lusomundo

- **Tickets sold in Portugal and Spain: 14.7 million**, a **17% increase** over 2000. Occupancy rates were above 20%;
- **Audiovisuals revenues** (excluding the operations in Spain, which are not consolidated by Lusomundo): **EUR 110 million**, a **32% increase** over 2000. This significant growth was primarily due to the success of the Sony PS2 game consoles and to the increased usage of DVD;
- **Jornal de Notícias (JN): maintained its leadership position in the general press segment**, reaching an average circulation per edition of 106 thousand copies (a 1.3% growth). JN was the only Portuguese newspaper to reach a double-digit audience level (10.1%);
- **Diário de Notícias (DN):** reached an average circulation per edition of 61,3 thousand copies, consistently above its most direct competitor;
- **Advertising revenues: EUR 88 million**, a 6.5% decrease over 2000, which compares favourably with the estimated 11% decrease in advertising spending in the daily Portuguese press;
- **Launch, in April 2001, of the Portuguese edition of the National Geographic Magazine**, which reached an average circulation in 2001 of 78 thousand copies and already has more than 39 thousand subscribers;
- **Lusomundo online business was integrated in PT Multimedia's online platform:**
    - SAPO's news channel is supported by Lusomundo.net news sites (TSF on-line, DN and JN). SAPO also integrated Lusomundo's cinema box office and information, classifieds and video and games on-line stores;
    - The TV portal of TV Cabo's IDTV service now integrates TSF online news, as well as a cinema box office and information on several cultural events provided by Lusomundo.net.

- **Restructuring of Lusomundo's portfolio of assets started:**
    - Lusomundo movie theatres in Famalicão, Alverca and Albufeira were closed;
    - Publication of the Invista and Direito em Revista magazines was discontinued and Notícias Video was integrated in Cinemania magazine;
    - Restructuring the publications' distribution activity through a partnership with Impresa and Cofina that aims to combine and integrate PT Multimedia, Impresa and Cofina's distribution assets: Deltapress (79.5% owned by PT Multimedia and 20.5% owned by Cofina) and VASP (50% owned by Impresa and 50% owned by Cofina). Under the terms of the agreement, PT Multimedia, Impresa and Cofina will each own a third of VASP's capital share, while VASP will acquire 100% of Deltapress.
- **Lusomundo's initiative to increase the newspapers' cover price** in order to compensate for cost increases, mainly due to the increase in the price of paper, and the decrease in advertising revenues. Lusomundo's competitors immediately followed this initiative.

ISP

- **Number of broadband Internet access via cable subscribers: 62 thousand**, more than three times 2000 figures. ARPU amounted to EUR 30 in 2001.
- **Launch, in January 2001, of the broadband Internet access over ADSL.**
- **Number of dial-up subscribers: 616 thousand**, a **32% increase**. The launch of Netpac2 in October 2001 reversed the trend towards the reduction in the number of paying subscribers. Netpac2 was the first pre-paid Internet access service that allowed users to recharge simultaneously traffic and Internet access.

Portals

- **SAPO's Traffic:** 171 million page views in December 2001, an 81% increase over December 2000. In December 2001, the number of unique visitors reached 2.04 million.
- **Online shopping:** 95 stores by the end of 2001, which compares with 82 stores by the end of 2000.

MAIN DEVELOPMENTS

- On October 25, PT Multimedia, Impresa and Cofina signed an agreement to combine and integrate their publications' distribution assets: VASP (50% indirectly owned by Impresa and 50% owned by Cofina) and Deltapress (79.5% indirectly owned by PT Multimedia and 20.5% owned by Cofina). Under the terms of the agreement, PT Multimedia, Impresa, and Cofina will each own a third of VASP's share capital, while VASP will fully acquire Deltapress. The execution of this agreement will be subject to obtaining a decision of non-opposition issued by the Industry, Commerce and Services Secretary of State.
- On December 3, the special Lisbon and Oporto Stock Exchange Session for assessment of the results of the tender offer for PTM.com shares took place. As a result of this tender offer, PT Multimedia acquired 104,478,676 PTM.com shares. PT Multimédia now owns a total of 334,402,232 PTM.com shares, corresponding to 98.76% of its share capital. PT Multimédia issued 29,926,128 new ordinary shares in exchange for this tender offer, thus increasing its share capital from 63,485,400 to EUR 78,448,464.
- On December 12, the 29,926,128 new shares issued by PT Multimédia in connection with the tender offer for PTM.com shares were listed on the Lisbon and Oporto Stock Exchange. However, since a legal proceeding was filed challenging the shareholders' resolutions authorising PT Multimédia's share capital increase, the new shares will, pursuant to paragraph b) of article 25 of the Securities Code, constitute a separate class of shares for trading purposes until a final and definitive court decision is reached. Therefore, until a final and definitive court decision is reached, the new shares will be traded separately and will not be fungible with the other shares of PT Multimedia that are traded on the Lisbon and Oporto Stock Exchange.
- On March 8, 2002, PT Multimedia announced its decision to acquire ("Aquisição Potestativa") the remaining 4,186,593 ordinary shares of PTM.com that it does not already own in accordance with Article 194 of the Portuguese Securities Code, which permits a controlling shareholder, who holds 90% or more of a public company, to force minority shareholders to tender their shares for cash. The consideration to be paid for the remaining 4,186,593 ordinary shares of PTM.com has been fixed at Euro 1.93 per share pursuant to the requirements of article 188 of the Portuguese Securities Code. This acquisition must be registered with the Portuguese Securities Commission and only becomes effective after publication of such registration. After completion of this acquisition, shares of PTM.com will be immediately delisted from trading in the Official Market of Euronext Lisboa. This acquisition will also imply the loss of PTM.com public company status.
- On March 8, 2002, the PT Multimedia Board appointed Miguel António Igrejas Horta e Costa to replace Norberto Veiga de Sousa, who resigned as Board Member of PT Multimedia.

KEY FINANCIAL AND OPERATIONAL STATISTICS

Financial results

(amounts in millions of Euro)

	2000	Pro-Forma 2000 (1)	2001	% Chg. 2001/2000	% Chg. 2001/PF 2000
Revenues					
TV Cabo	194.676	194.676	278.264	42,9%	42,9%
Lusomundo	-	268.908	291.056	n.m.	8,2%
PTM.com	54.515	43.348	58.227	6,8%	34,3%
Adjustments and Holding	427	427	(1.607)	n.m.	n.m.
Total	**249.618**	**507.359**	**625.940**	**150,8%**	**23,4%**
EBITDA					
TV Cabo	28.866	28.866	40.571	40,5%	40,5%
Lusomundo	-	26.353	23.300	n.m.	-11,6%
PTM.com	(65.185)	(11.491)	(12.849)	80,3%	-11,8%
Adjustments and Holding	(8.666)	(8.661)	(8.506)	n.m.	n.m.
Total	**(44.985)**	**35.067**	**42.516**	**n.m.**	**21,2%**

(1) Pro-forma figures excluding Zip.Net, S.A. from the consolidation and including Lusomundo.

Operating Statistics

	2000	2001	*% Chg.* 2001/2000
PAY TV			
Homes passed ('000)	**2.175**	**2.286**	**5,1%**
Homes with two-way capacity ('000)	**672**	**1.439**	**114,1%**
Subscribers ('000)	**950**	**1.160**	**22,1%**
Cable	819	936	14,3%
DTH	131	224	71,0%
Premium Subscriptions ('000)	**495**	**736**	**48,7%**
Sports	246	335	36,2%
Movies	109	173	58,7%
Adult	39	46	17,9%
Other	101	181	79,2%
Penetration rate (Cable)	**41,7%**	**45,2%**	**3,5 p.p.**
Pay to basic ratio	**52,1%**	**63,4%**	**11,3 p.p.**
ARPU (EUR)	**17,5**	**18,2**	**4,0%**
PORTALS (million)			
Sapo Network			
Unique visitors per month (Dec.)	1,97	2,04	3,6%
Page views per month (Dec.)	94,4	170,8	80,9%
ISP			
Total Subscribers ('000)	**486**	**682**	**40,3%**
Dial Up Internet Access	467	616	31,9%
Broadband Internet via Cable	19	62	226,3%
Broadband Internet via ADSL	0	2	n.m.
Total Dial Up Traffic (million hours)	**38**	**37**	**-2,6%**
MEDIA			
Readership Rates			
Jornal de Notícias	11,7%	10,1%	-1,6 p.p.
Diário de Notícias	5,2%	4,2%	-1,0 p.p.
TSF Listening Rates (Top and mid management tiers in the Lisbon and Porto urban areas)	16,4%	19,8%	3,4 p.p.
Average Circulation per Edition			
Jornal de Notícias	104.910	106.259	1,3%
Diário de Notícias	68.322	61.300	-10,3%
AUDIOVISUALS			
Tickets Sold ('000)	8.459	8.582	1,5%
Lusomundo Cinemas	1.620	1.894	16,9%
Warner Lusomundo - Portugal	6.839	6.688	-2,2%
Average Attendance Rates			
Lusomundo Cinemas	22,5%	21,2%	-1,4 p.p.

OVERALL BUSINESS AND OPERATIONAL REVIEW

Despite the unfavourable macroeconomic scenario affecting both online and offline media business, PT Multimedia's revenues in 2001 posted a 23% growth over 2000 pro-forma results. TV Cabo experienced strong growth during 2001: its subscriber base grew 22%, while revenues and EBITDA increased by 43% and 41%, respectively. Lusomundo revenues grew by 8%, which was primarily due to the good performance in the audiovisuals business segment. Audiovisuals revenues increased 32%, thus offsetting the decrease in revenues in the media segment (-2.8%). This drop in media revenues resulted mainly from the 6.5% decrease in advertising spending, which was lower than the estimated 11% decrease in daily press advertising spending. PTM.com's dial up subscribers reached 616 thousand, a 32% growth over December 2000. During the last quarter, the launch of Netpac2 reversed the tendency towards a reduction in the number of paying subscribers. www.sapo.pt maintained its leadership position in Portugal, further growing in terms of audience (171 million page views in December 2001 up from 94 million in December 2000), especially during the fourth quarter.

Pay-TV

The total number of pay-TV subscribers reached 1,160 thousand (936 thousand cable subscribers and 224 thousand DTH subscribers), which represents a 22% increase over 2000.

TV Cabo continued to roll out its cable network, which by December 2001 had passed 2,29 million homes, a 5% growth over 2000. The number of pay-TV subscribers reached 936 thousand, a 14% increase over 2000. This positive evolution is reflected in the 3.5% increase in the penetration rate, which now stands at 45%.

The number of DTH subscribers grew by 71%, reaching over 224 thousand in December 2001 up from 131 thousand in December 2000. Growth was mainly achieved (i) by introducing seven new channels to improve the content of the basic package, and (ii) by launching lower price packages. Additionally, agreements were made with several financial institutions to finance the costumer acquisition of DTH digital decoders, making it easier for clients to buy this sort of equipment.

The overall growth of premium channel subscribers was over 49%, reaching 736 thousand. This evolution led to an 11 p.p. increase in the pay-to-basic ratio, which currently stands at 63.4%.

The number of the premium sports channel — Sport TV — subscribers grew by 36% in 2001. The increased coverage of the Portuguese premier football league games, broadcasting Sport Lisboa e Benfica home games and the continuous coverage of the world's main sport events helped to achieve this high growth rate.

The number of premium movie channel subscribers increased by 59%. This positive performance is mainly attributed to the improvement of its content and to a marketing strategy aiming at changing the channels' image. As part of this marketing strategy the name of these channels changed — Telecine1 is now called Telecine Premium and Telecine2 is now called Telecine Gallery.

In October 2001, TV Cabo improved its offer of premium channels with the introduction of Disney Channel in Portuguese. This channel is only offered together with Telecine channels.

In 2001, pay-TV ARPU reached EUR 18.2, a 4.0% increase over 2000.

IDTV

On June 7, PT Multimédia launched the first worldwide IDTV service on a cable network operating on the Microsoft TV Advanced platform. Set-top-boxes that allow access to this service were developed in partnership with OCTAL and PACE.

During this early stage, besides access to TV Cabo channels, the service provides a number of additional features of information and entertainment, which include: selecting favourite programs and

their content (EPG), TV shopping (T-Commerce), Internet access, sending e-mails, multiplayer online games, recording programs (DVR) and interacting with TV programs.

By the end of 2001, the number of interactive channels reached 38, including Sport TV, SIC Notícias, TVI, RTP, Telecine, Discovery, Sol Música and Panda.

In September, the first interactive program was broadcasted. By the end of the year, 22 interactive programs had been broadcasted. These included two prime time soap operas, two reality shows (Big Brother and Survivor), several football games, three debate forums and Batatoon, a children's entertainment program.

Additionally, TV Cabo established partnerships with major retail brands (Pingo Doce, Continente and Singer) and banks (BES, CGD and BPI) that now make available their t-commerce and homebanking services on TV Cabos's IDTV service.

Currently, IDTV is only being offered in Lisbon metropolitan area.

Media

Newspapers

NEWSPAPERS - Average Circulation per Edition						
Newspapers	1999	2000	Jan-Mar/01	Jan-Jun/01	Jan-Sept/01	2001
Jornal de Notícias	108.221	104.910	114.099	108.873	108.146	106.259
Diário de Notícias	57.439	68.322	56.570	57.670	60.970	61.300
24H	21.420	25.019	31.798	31.731	32.200	32.134
Público	54.097	55.345	55.493	54.359	55.729	n.a.
Correio da Manhã	78.832	93.318	100.324	100.969	102.884	n.a.
Capital	21.561	15.629	13.980	13.086	12.412	n.a.

Source: APCT and Lusomundo since September 2001

In 2001, Jornal de Notícias kept its leadership position in the Portuguese daily general press, reaching an average daily circulation of 106 thousand copies, a 1.3% increase over 2000.

Diário de Notícias reached an average daily circulation of 61.3 thousand copies, a 10% decrease over 2000. During 2000, the campaign "Livro de Ouro do Futebol" (Football Golden Book) was launched and pushed sales to reach historical highs. Despite this drop, 2001 circulation levels were 6.7% higher than 1999, which shows the sustained enlargement of the Diário de Noticias's reader base.

In 2001, the European Newspaper Award awarded Diário de Notícias with the prizes for "Europe's Best Designed Newspaper" and "Innovation". The quality of the design of the front page was the main reason for the former prize, while the latter was awarded to a special edition on the turn of the century.

During 2001, Diário de Notícias revamped the Sunday edition, the business supplement and the online edition. A new look and feel and increased interactivity was introduced in the online edition. Additional developments were also made in the update of the main news.

The newspaper 24Horas reached an average circulation of more than 32 thousand copies per day, representing a 28% increase over 2000. This good performance was achieved on the back of promotional activities, including several contests.


Readership Rates
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
Abr 00 - Jun 00
Set 00 - Dez 00
Jan 01 - Mar 01
Abr 01 - Jun 01
Set 01 - Dez 01
Notícias Magazine
Jornal de Notícias
Diário de Notícias
24H
Público
Correio da Manhã

Source: Bareme

According to Bareme Imprensa data, most daily general newspapers had a smaller audience during the last quarter of 2001 than in the same period in 2000. Although the last quarter was marked by some of the most important events of 2001, in terms of audience, this period was worse than the same period in 2000 and the worst period of the year.

Notícias Magazine (the magazine distributed with the Sunday edition of Diário de Notícias and Jornal de Notícias) reached nearly 900 thousand readers during the last quarter of 2001, positioning itself as the publication with largest audience in Portugal.

Despite the decreasing size of audience during 2001, Jornal de Notícias was the only Portuguese publication, besides Notícias Magazine, whose audience level reached two digits (10,1%).

Diário de Noticias's average audience levels were slightly below those of its most direct competitor, whilst its average daily circulation levels have been consistently higher. This "technical tie" is mainly due to the competitor's aggressive strategy when marketing the revamping of its printed and online editions.

The steady increase in the circulation levels of 24Horas has not yet been reflected in the audience levels, which remained stable between 1.6% and 1.8%, due to the usual time delay between the two indicators.

Radio


Listening Rates
Top and Mid Management Tiers in Lisbon and Oporto Urban Areas
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
22,70%
20,10%
19,30%
19,80%
17,40%
16,00%
19,20%
17,90%
16,40%
17,70%
15,20%
14,10%
15,00%
12,90%
14,00%
12,30%
12,00%
10,70%
9,50%
9,20%
8,70%
9,10%
7,10%
7,90%
7,00%
5,80%
4,90%
5,70%
5,40%
5,40%
Abr 00 - Jun 00
Set 00 - Dez 00
Jan 01 - Mar 01
Abr 01 - Jun 01
Jul 01 - Set 01
Set 01 - Dez 01
TSF
RRC1
RFM
Comercial
Nostalgia

Source: Bareme

During 2001, TSF audience levels were above those of year-end 2000, with the exception of the summer months. The last quarter of 2001, which was full of important events, further demonstrated TSF share of mind in the news area, allowing the station to battle for the leadership of its target audience.

Magazines

MAGAZINES - Average Circulation per Edition

Magazine	1999	2000	Jan-Mar/01	Jan-Jun/01	Jan-Sept/01	2001
Grande Reportagem	26.760	21.006	22.344	20.892	20.730	19.985
Evasões	29.871	23.339	23.631	25.463	25.060	24.569
Volta ao Mundo	33.104	30.258	30.365	31.203	31.438	30.448
Viver com Saúde	25.280	28.130	28.948	29.682	29.881	28.080
Mundo do CD Rom	10.847	10.897	10.584	10.759	10.715	11.216
National Geographic Magazine	n.a.	n.a.	n.a.	88.227	81.727	78.095

Source: APCT and Lusomundo since September 2001

We would like to highlight the excellent performance of the Portuguese edition of the National Geographic Magazine launched in April 2001, which achieved circulation levels over 78 thousand copies in 2001. By the end of 2001, the number of subscribers had reached 39 thousand.

As far as travel publications are concerned, Volta ao Mundo kept its leadership position. The magazine Evasões grew by 5.2% in terms of average circulation per edition and reinforced the repositioning carried out in 2000 towards the segment of living, in which this magazine was the pioneer in Portugal.

During the last quarter of 2001, Notícias Video was integrated in the Cinemania, and Invista and Direito em Revista were discontinued.

Editorial Notícias

In 2001, Editorial Notícias started to sell Oficina do Livro's publications, which was the key factor responsible for the 54.1% increase in operating revenues. During 2001, 126 Editorial Notícias and Oficina do Livro new titles were published, which represents 24 more titles than last year.

Audiovisuals

Film Distribution

In 2001, Lusomundo distributed 76 new titles, such as "American Pie 2", "Cast Away" and "Pearl Harbour". Each of these films achieved around 500 thousand viewers. In 2001, nine out of the top ten blockbusters in Portugal were distributed by Lusomundo.

Cinema Exhibition

During 2001, Lusomundo's movie theatres in Portugal (Lusomundo Cinemas and Warner Lusomundo) had 8.6 million admissions, a 1.5% increase over 2000. We would like to highlight the very positive performance of Amoreiras, Olivais Shopping and Braga Parque, which increased by over 10%.

In October 2001, following its expansion plan, Lusomundo Cinemas opened 5 screens in Figueira da Foz and 3 screens in Guimarães. In order to improve operational performance, the theatres in Famalicão, Alverca and Albufeira were closed down.

In Spain (which operations are not consolidated), the number of tickets sold by Lusomundo movie theatres reached more than 6 million up from 4.1 million in 2000. This substantial increase reflects the opening of the La Maquinista multiplex in Barcelona (June 2000), the Alicante multiplex (July 2000) and the Oviedo multiplex (May 2001). On a comparable basis, the number of tickets sold grew by 1% in 2001.

Following the expansion plan in Spain, we would like to highlight the opening of the Valencia multiplex, increasing the number of Lusomundo's theatres in Spain to 95 screens.

Video and videogames

In 2001, the video business segment showed substantial growth mainly due to the increasing demand for DVDs. Consumers are adopting the DVD format faster than any other format, including CD.

It is estimated that by the end of 2001, around 200 thousand households had access to a DVD platform either on a DVD player or on Playstation 2. However, this number is still far from the 1.6 million households with VHS, which shows the huge potential of growth in this segment.

The growing demand for the DVD format was the main factor of the increase in video revenues, while VHS showed a similar performance to previous years.

The videogames business segment also had a very positive performance, increasing its revenues due to the enormous success of the Sony Playstation 2 game console, distributed exclusively by Lusomundo, and whose sales exceeded expectations. There are around 400 thousand PS1 game consoles in Portugal and 60 thousand PS2. These, in turn, generate a significant demand for accessories and games (around 30% of sales in 2001). Of importance is also the fact that PS2 is compatible with all the games from the older PS platform.

ISP/ASP

Broadband Internet Access

In 2001, Netcabo,TV Cabo Internet access service via cable, reached the central region of Portugal - Aveiro, Coimbra and Leiria - and another town in the North of the country.

NetCabo continued to show significant demand, reaching over 62 thousand subscribers, more than three times the number of clients it had by the end of 2000. In December 2001, around 10% of cable subscribers with two-way capacity had subscribed to the Internet service.

A NetCabo Kit was launched in 2001 making subscription and installation easier. This is a plug & play solution that allows users to acquire a cable modem at a discount and to install it themselves, using a guide, a support video, and, if necessary, the call centre.

In 2001, Netcabo's ARPU reached EUR 30.

In January 2001, PTM.com launched Netfast, a broadband Internet access service via ADSL. Market response to Netfast was extremely positive in spite of its initially limited coverage. Service roll-out has been cautious in order to guarantee the installation's high standards of quality. By the end of 2001, around 2,500 accesses had been installed.

Dial-up Access Services and ASP

During 2001, Telepac (the ISP and ASP owned by PTM.com) showed consistent growth of its subscriber base. On December 31, the number of Telepac dial-up subscribers reached over 616,000, a 32% increase over year-end 2000.

In 2001, total traffic rose to 36.7 million hours, a slight decrease when compared with 2000 (3%), which reflects the tendency of heavy users migration to broadband accesses.

The total number of dedicated access clients (which roughly correspond to the corporate market) showed a 21% increase over year-end 2000.

On September 1, it is worth mentioning the implementation of "PRAI", thus marking the application of the new ISP business model defined by ANACOM at the beginning of 2001. Aiming at taking the full benefit from "PRAI", Telepac has upgraded its access network. With the introduction of this proposal access product management became more flexible and new ways to exploit the free Internet access product were found, since Telepac now holds clients' traffic full ownership (traffic plus Internet access). Building on this scenario, Telepac launched Netpac2 in October. Netpac2 is the first pre-paid Internet access service that allows users to recharge simultaneously traffic and Internet access, guaranteeing an effective cost control. The introduction of this product reversed the ongoing tendency towards a reduction in subscribers of the paying services since the introduction of the so-called "free" access service.

Portals and E-commerce

Portugal

www.sapo.pt

During 2001, www.sapo.pt consolidated its leading position in terms of reach and share of mind.

In December 2001, the number of page views amounted to 171 million, an 81% upturn over December 2000. The average number of page views per month, however, grew by 164% between 2000 and 2001 (an average 116 million page views per month in 2001 up from 44 million in 2000). The integration of Lusomundo.net's channels (particularly important following the September 11th), as well as the enormous success of some channels and services, contributed to this positive evolution. We would like to highlight the channels dedicated to Sports, Astrology, Portuguese-speaking Communities, Real Estate and E-recruitment, and the services SAPOMobile, "Mensageiro" (SAPO's Instant Messaging Service), Webmail, Personal Homepages and Chat.

In December 2001, unique visitors reached 2.041 million, a 3% growth over December 2000.

According to Marktest data for September, October and November, 2001, SAPO is still the undisputed leader in Portugal in terms of reach (60.7%) and share of mind (61.6%), amongst all sites, portals and search engines.

Also worth mentioning during the fourth quarter of 2001 is the launch of AgendaSAPO, whose Web and IDTV versions were launched simultaneously, the inclusion of the directory "Páginas Amarelas" (Yellow Pages) on SAPO's homepage and the launch of NetBI, with a new logo, new layout and additional feactures. NetBI allows SAPO's users to have access to every service with a sole login and password. This tool is crucial for the future personalisation of the portal. In December 2001, NetBI database totalled 638 thousand registered users (up from 230 thousand in December 2000).

During 2001, there was a clear bet on e-commerce focused on online shopping mall. Several initiatives connected to SAPO's online Shopping resulted in a very good performance in spite of the unfavourable scenario. During the fourth quarter, we would like to highlight the inclusion of the Shopping directory on SAPO's homepage. As of December 31, 2001, ShoppingSAPO had 95 stores online up from 82 by year-end 2000, reflecting a bet on quality and profitability over the number of stores online.

SideUp, the e-commerce platform managed by EJV (a joint-venture with BES, CGD and CTT) fell short of expectations. Subsequently, after realistically evaluating the model and the potential of this business activity, it was decided to close it down as of January 31, 2002. Logistic solutions were found to all the clients of the platform, as well as means of payment and client support services.

http://bancobest.sapo.pt

Banco BEST, a project leaded by Banco Espírito Santo, was launched on June 26, 2001. PTM.com owns 34% of Banco BEST, which is aimed at a wealthy market segment that demands sophisticated financial advice. In 2001, Banco BEST net loss reached EUR 3.4 million.

Brazil

www.banco1.net

As of December 31, 2001, Banco1.net, the first fully online bank in Brazil (in which PTM.com has a 31.5% stake), had around 99 thousand clients, a 24% increase over year-end 2000.
During 2001, Banco1's revenues amounted to EUR 20 million (BRL 42 million), showing a Net Loss of EUR 6 million (BRL 12.6 million).

www.Investnews.net

Investnews – company in which PTM.com owns a 50% stake - owns www.investnews.net, the first online financial information service in Brazil. During 2001, Investnews revenues reached EUR 3.6 million (BRL 7.5 million). EBITDA was EUR 168 thousand (BRL 353 thousand) and Net Profit was EUR 301 thousand (BRL 632 thousand).

www.uol.com

On February 22, PT Multimedia and PTM.com announced their intention to exchange its 100% stake in Zip.Net for a 17.937% stake in UOL. UOL incorporated Zip.Net on May 18, 2001.
In December 2001, the number of UOL page views reached 2,315 million. The number of registered users climbed to 17.8 million, a 59% increase over December 2000. The number of subscribers with access to exclusive UOL content grew by 50% during 2001, reaching over 1.4 million in December 2001.

According to IBOPE eRatings.com, UOL kept its leadership position in the Brazilian audience ranking, with a 71% reach in 2001.

Multimedia

OVERALL BUSINESS AND OPERATIONAL REVIEW

Since January 2001, PT Multimedia has fully consolidated Lusomundo's results, following the acquisition of the 100% stake in this Company. On the other hand, ZIP.net, which was formerly fully consolidated by PT Multimedia, has not been consolidated in 2001, since PTM.com has exchanged its 100% stake in Zip.net for a 17.937% stake in UOL. UOL is not consolidated in PT Multimedia's results, but its stake is recorded at its fair value as of the acquisition date according to the applicable accounting rules. For a more accurate analysis, comparisons between 2001 and 2000 are made on the basis of a pro-forma income statement for 2000. This PT Multimedia's pro-forma income statement does not consider Zip.Net, S.A. profits and losses but it includes Lusomundo profits and losses.

Consolidated Financial Results

During 2001, PT Multimedia's consolidated operating revenues reached EUR 626 million, a 23% increase over the pro-forma results for 2000. This performance was achieved despite an unfavourable macroeconomic environment for the online and offline media businesses of the Company, mainly due to the decrease in advertising spending. TV Cabo revenues accounted for 44.5% of total revenues, while Lusomundo's media and audiovisual revenues represented 46.5%. PTM.com's revenues were responsible for 9.3% of total revenues.

EBITDA reached EUR 43 million, a 21% increase over pro-forma results for 2000. TV Cabo's EBITDA reached EUR 41 million while PTM.com's start up operations recorded EBITDA of negative EUR 13 million. Lusomundo's media and audiovisual businesses reached a positive EBITDA of EUR 23 million.

Operating Income was a negative EUR 26 million, reflecting a level of depreciation of around EUR 69 million.

In 2001, PT Multimedia reported a Consolidated Net Loss of EUR 91 million. These results were unfavourably affected by interest expense (EUR 34 million) and by goodwill amortization (EUR 46 million), which were partially offset by the extraordinary gain (EUR 30 million, excluding minority interests) resulting from the exchange of the 100% stake PTM.com held in Zip.net for a 17.937% stake in UOL.

Consolidated Debt

Consolideted Debt Structure (thousands of Euros)	30-Jun-01	30-Sept-01	31-Dec-01
Short Term Debt	**39.476**	**43.444**	**57.432**
Overdrafts and Bank Loans	39.476	43.444	40.432
Commercial Paper	-	-	17.000
Medium and Long Term Debt	**986.479**	**644.179**	**717.800**
Shareholder Loans	911.233	568.999	677.776
Commercial Paper	69.452	69.452	39.988
Bank Loans	5.794	5.728	36
Total Debt	**1.025.955**	**687.623**	**775.232**
Cash and Cash Equivalents	**29.389**	**33.435**	**33.238**
Consolidated Net Debt	**996.566**	**654.188**	**741.994**

As of December 31, 2001, PT Multimedia's debt was of EUR 775 million. Debt is composed almost entirely by Shareholder Loans made by Portugal Telecom (87%) and it mainly matures in the medium and long term (93%).

As of December 31, 2001, PT Multimedia's cash balance reached EUR 33 million. Therefore, its net debt was of EUR 742 million.

TV Cabo

TV CABO (thousands of Euros)	2000	2001	% Chg. 2001/2000
Operating Revenues	**194.676**	**278.264**	**42,9%**
Services rendered	188.351	266.475	41,5%
Sales of merchandise and products	6.325	11.789	86,4%
Operating Costs and Expenses	**200.117**	**281.094**	**40,5%**
Wages and salaries	26.553	32.459	22,2%
Costs of telecommunications	12.265	21.344	74,0%
Programming costs	72.221	94.583	31,0%
Network maintenance and repairs	2.701	5.209	92,9%
Marketing and publicity	5.232	13.591	159,8%
Other general and administrative	46.365	61.318	32,3%
Costs of products sold	7.447	12.514	68,0%
Depreciation and amortization	34.307	43.401	26,5%
Provisions for doubtful receivables	3.611	3.894	7,8%
Taxes other than income taxes	1.241	1.396	12,5%
Other net operating income	(11.826)	(8.615)	27,2%
Operating Loss	**(5.441)**	**(2.830)**	**48,0%**
Net Loss Before Income Tax	**(7.262)**	**(8.261)**	**-13,8%**
Net Loss Before Minoritary Interests	**(8.509)**	**(11.238)**	**-32,1%**
Net Loss	**(9.381)**	**(12.378)**	**-31,9%**
EBITDA	**28.866**	**40.571**	**40,5%**
EBITDA Margin	**14,8%**	**14,6%**	**-0,2 p.p.**

During 2001, TV Cabo's revenues reached EUR 278 million, a 43% increase over 2000. This positive evolution was primarily due to the substantial growth in the number of subscribers (22%) coupled with the 4.0% increase in pay-TV ARPU. This increase in ARPU reflects an 11 p.p. growth in the pay-to-basic ratio. This performance was also supported by an increase in advertising revenues, which more than doubled, reaching EUR 8 million up from EUR 3.4 million, and by an increase in broadband internet access revenues, which reached EUR 20 million.

TV Cabo's EBITDA amounted to EUR 41 million up from EUR 29 million in 2000, which reflects a 41% increase over 2000. EBITDA margin had a 0.2 p.p. decrease over 2000 and now stands at 14.6%. This performance reflects the increase in operating expenses due to the strategic need to fuel the DTH and Internet business expansion and the development of IDTV, which, at this early stage, is proportionally higher than the increase of its corresponding revenues.

We would like to highlight the following:

- DTH programming costs increased due to a higher offer of channels, which now is equivalent to cable pay-TV. The number of DTH subscribers grew by 71%;
- network maintenance and repairing costs, client support costs, advertising and marketing costs, and staff costs increased due to the expansion and development of broadband Internet access and IDTV;
- telecommunications costs increased mainly due to (i) the expansion of broadband Internet access, which resulted in additional costs related with renting international bandwidth and fibre optic cables for upstream connection, and (ii) the enlargement of DTH channel offering, which demanded the lease of additional satellite capacity.

In 2001, total investment by TV Cabo amounted to EUR 106 million compared with EUR 57 million in 2000. This evolution is primarily due to the continuous effort of investment in (i) infrastructures, namely in rolling out two-way capacity, (ii) terminal equipment (digital decoders for DTH, set-top-boxes for premium channels and cable modems for the Internet Access service), and (iii) the development of new interactive services and content. The increase in investment is also attributable to changes in the nature of the agreement established with the satellite capacity provider. Under the new agreement TV Cabo acquired the rights to use satellite capacity, which are now registered on its Balance Sheet.

Lusomundo

REVENUES BREAKDOWN (thousands of Euros)	2000	2001	% Chg. 2001/2000
Audiovisuals			
Theatrical Exhibition	39.137	41.041	4,9%
Film Distribution	6.387	7.469	16,9%
Exhibition Rights	1.693	2.094	23,7%
Video	23.490	30.221	28,7%
Videogames	11.723	27.320	133,0%
Other	591	1.728	192,4%
Total	**83.021**	**109.873**	**32,3%**
Media			
Advertising	93.913	87.784	-6,5%
Copies Sold	32.856	33.709	2,6%
Complementary Products	8.918	8.416	-5,6%
Editorial Notícias	5.707	8.795	54,1%
Other	1.692	307	-81,9%
Total	**143.086**	**139.011**	**-2,8%**
Services			
Press and Magazines Distribution	81.679	80.968	-0,9%
Sales of the Group's Publications and Products	(39.993)	(40.017)	-0,1%
	41.686	**40.951**	**-1,8%**
Newspapers Printing	3.091	5.295	71,3%
Printing of the Group's Newspapers	(1.950)	(3.582)	83,7%
	1.141	**1.713**	**50,1%**
Video and Videogames Distribution	1.177	1.577	34,0%
Sales of the Group's Video and Videogames	(988)	(1.381)	-39,8%
	189	**196**	**3,7%**
Other	205	445	117,1%
	43.221	**43.305**	**0,2%**
Consolidation Adjustments	(420)	(1.133)	-169,8%
Consolidated Operating Revenues	**268.908**	**291.056**	**8,2%**

In 2001, Grupo Lusomundo's consolidated revenues reached over EUR 291 million, an 8.2% growth over 2000. This evolution is mainly due to the good performance of the audiovisual business segment, whose revenues increased around 32.3%, offsetting the decrease in the business media segment revenues (-2.8%) caused by the drop in advertising spending.

Revenue performance in the audiovisual segment was not affected by the economic slowdown that negatively affected business activities as a whole. The audiovisual business segment showed significant overall growth as a result of:

- the opening of the Aveiro multiplex in August 2000 and the good performance of the Amoreiras and Braga Parque multiplexes, responsible for a 4.9% increase in cinema exhibition revenues;
- the distribution by Lusomundo of 9 out of the 2001 top 10 blockbusters, which led to a 16.9% growth in film distribution revenue;
- the increase in the videogame business segment (133.0%), on the back of the success of the Sony PSOne and PS2 game consoles;
- the positive performance of the video activity, whose revenues increased by 28.7% mainly due to growing DVD sales.

The economic slowdown and subsequent drop in advertising spending led to a 6.5% decrease in advertising revenues in the media business segment. However this decrease compares favourably with the estimated 11% decrease in advertising spending in the Portuguese daily press. As a whole, Lusomundo's media revenues only decreased 2.8%, which was primarily due to the 54.1% growth in the publishing business (Editorial Notícias). This increase is mainly attributable to the consolidation of Oficina do Livro's revenues and the increase in the number of publications.

LUSOMUNDO, SGPS	Audiovisuais		Media		Serviços (1)		Adjustments and Holding		TOTAL		
(thousands of Euros)	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	% Chg.
Operating Revenues	**83.021**	**109.873**	**143.086**	**139.011**	**43.221**	**43.305**	**(420)**	**(1.133)**	**268.908**	**291.056**	**8,2%**
Operating Costs	**79.492**	**102.423**	**130.288**	**133.472**	**45.995**	**45.919**	**(1.000)**	**(572)**	**254.775**	**281.242**	**10,4%**
Cost of Sales	17.800	33.243	33.470	33.348	31.747	31.417	(71)	(121)	82.946	97.887	18,0%
Third Party Services	46.338	53.360	53.867	54.432	6.212	4.282	(2.129)	(1.972)	104.288	110.102	5,6%
Wages and Salaries	8.388	8.632	39.111	40.438	5.512	7.386	1.305	954	54.316	57.410	5,7%
Depreciation and Amortization	6.255	6577	4.264	4401	2.297	3174	(597)	(666)	12.219	13.486	10,4%
Provisions	786	370	1.048	2.075	70	153	55	-	1.959	2.598	32,6%
Taxes Other Than Income Taxes	422	339	141	167	17	64	84	129	664	699	5,3%
Other Operating Costs	(497)	(98)	(1.613)	(1.389)	140	(557)	353	1.104	(1.617)	(940)	41,9%
Operating Income/(Loss)	**3.529**	**7.450**	**12.798**	**5.539**	**(2.774)**	**(2.614)**	**580**	**(561)**	**14.133**	**9.814**	**-30,6%**
Amortization of Goodwill	-	-	2.006	2.061	3	11	1	-	2.010	2.072	3,1%
Net Financial Results	(3.117)	(634)	(3.438)	(3.815)	(862)	(1.075)	(1.843)	(2.202)	(9.260)	(7.726)	16,6%
Net Extraordinary Results	(1.025)	(7.959)	2.802	(2.610)	2.054	256	2.330	(819)	6.161	(11.132)	n.m.
Income/(Loss) Before Income Tax	**(613)**	**(1.144)**	**10.156**	**(2.947)**	**(1.585)**	**(3.444)**	**1.066**	**(3.579)**	**9.024**	**(11.114)**	**n.m.**
Income Tax	369	915	2.984	1.730	(1.158)	(1.112)	146	(1.539)	2.341	(6)	n.m.
Net Income/(Loss) Before Minority Interests	**(982)**	**(2.059)**	**7.172**	**(4.676)**	**(427)**	**(2.332)**	**920**	**(2.041)**	**6.683**	**(11.108)**	**n.m.**
Net Income/(Loss)	**1.074**	**(2.328)**	**7.171**	**(3.715)**	**116**	**(1.959)**	**(2.959)**	**(2.375)**	**5.402**	**(10.377)**	**n.m.**
EBITDA	**9.784**	**14.027**	**17.062**	**9.940**	**(477)**	**560**	**(16)**	**(1.227)**	**26.353**	**23.300**	**-11,6%**
EBITDA Margin	**11,8%**	**12,8%**	**11,9%**	**7,2%**	**-1,1%**	**1,3%**			**9,8%**	**8,0%**	**-1,8 p.p.**

(1) Excluding intra-group transactions.

Lusomundo's EBITDA reached EUR 23 million, an 11.6% decrease over 2000. EBITDA margin reached 8.0%, 1.8 p.p. below the EBITDA margin of 2000.

The decrease in Lusomundo's EBITDA is mainly attributed to the decrease in EBITDA in the media segment, which is primarily due to the drop in advertising revenues and the increase in paper costs.

The good performance of all the audiovisual business segments led to a 43% increase of its EBITDA. However, the EBITDA margin of this business segment only showed a 1% increase over 2001. This slight increase was mainly due to the margin of videogame consoles, which is lower than that of the remaining audiovisuals business. The weight of Playstation sales in the total revenues of this area climbed from 8% to 17% in 2001.

During 2001, Lusomundo Serviços (excluding intra-group transactions) had a positive EBITDA, which was achieved in part due to the good performance of the printing business area and video distribution.

During 2001, a restructuring project and cost control policies were implemented to offset the negative effects of the unfavourable macroeconomic environment and to improve Lusomundo's operational performance, including:

- fixed costs control. An overall operating costs reduction policy wàs drawn in several companies of the media area;
- closing down two magazines (Invista and Direito em Revista);
- closing down Lusomundo's movie theatres in Famalicão, Alverca and Albufeira;
- restructuring the publications' distribution activity through a partnership with Impresa and Cofina that aims to integrate the distribution activities of Deltapress (79.5% indirectly owned by PT Multimedia and 20.5% owned by Cofina) and VASP (50% indirectly owned by Impresa and 50% owned by Cofina).

Although Lusomundo realized operating income it accounted for an overall Net Loss of EUR 10.4 million in 2001. This was mainly due to non-recurrent items related with the adoption by Lusomundo of PT Multimedia's accounting policies.

PT Conteúdos

Contribution from PT Conteúdos to PT Multimedia Net Income (thousands of Euros)	2000	2001
Sport TV - 33,33%	(552)	(9.795)
Premium TV - 46%	(365)	42
Lisboa TV - 40%	(6.080)	145
Porto TV - 37,50%	(82)	(28)
TV Cabo Audiovisuais - 100%	-	7
PT Conteúdos	**(7.767)**	**(9.681)**

In 2001, PT Conteúdos had a negative contribution to PT Multimedia's Net Income. This performance is mainly attributable to the redefinition of the Sport TV business model, due to changes in the market, which greatly intensified competition between the several national channels with a significant increase in the cost of sports content (especially football). The impact of the new business model measures led to a series of costs, which led to a significant increase in Sport TV's losses. Despite this financial performance, Sport TV continued to show a strong subscribers growth (357 thousand subscribers by the end of 2001 up from 262 thousand in 2000). PT Multimedia continues to regard Sport TV as crucial in terms of attracting subscribers to its pay-TV service and believes that it will achieve profitability on a standalone basis.

PTM.com

Following the tender offer for PTM.com, announced in January 2001, PT Multimedia acquired 104,478,676 PTM.com ordinary shares. PT Multimedia now owns a total of 334,402,232 PTM.com shares, corresponding to 98.76% of its share capital. Since this tender offer was only completed on December 3, 2001, the goodwill related thereto, amounting to EUR 167 million, was not amortized in 2001.

PTM.COM, SGPS, S.A. (thousands of Euros)	2000	Pro-Forma 2000	2001
Operating Revenues:	**54.515**	**43.348**	**58.227**
Services rendered	54.371	43.204	57.444
Sales of merchandise and products	144	144	783
Operating Costs and Expenses:	**133.585**	**65.199**	**82.043**
Wages and salaries	26.900	10.219	16.238
Depreciation and amortization	13.885	10.360	10.967
Costs of products sold	109	109	904
Marketing and publicity	34.794	9.804	6.937
Other general and administrative	56.466	34.323	46.567
Other net operating income	461	315	152
Taxes other than income taxes	970	69	279
Operating Income / (Loss) (a)-(b)	**(79.070)**	**(21.851)**	**(23.816)**
Income /(Loss) Before Income Tax	**(90.906)**	**(23.730)**	**(14.850)**
Consolidated Net Loss Before Minority Interests	**(90.952)**	**(23.776)**	**(14.990)**
Consolidated Net Income /(Loss)	**(89.271)**	**(22.095)**	**(11.880)**
EBITDA	**(65.185)**	**(11.491)**	**(12.849)**
EBITDA Margin	**-119,6%**	**-26,5%**	**-22,1%**

Note:

Pro-forma Statement of Income for 2000 excludes Zip.net from consolidation.

For a more accurate analysis, comparisons between 2001 and 2000 are made on the basis of the pro-forma income statement for 2000, excluding Zip.Net from the consolidation.

During 2001, PTM.com revenues amounted to EUR 58.2 million, a 34.3% growth up from EUR 43.3 million in 2000, excluding Zip.Net revenues during that period.

ISP and ASP revenues reached EUR 49.6 million over EUR 35.9 million in 2000, reflecting a 38% upturn. We would like to highlight that "PRAI" was only in place as of September 1, 2001.

Portal services revenues amounted to EUR 7.8 million, which compares with EUR 7.3 million in 2000. Advertising revenues were responsible for 38% of total revenues from rendered services, which compares with 46% in 2000. Besides the unfavourable evolution of the advertising market in 2001, this performance also reflects the launch of several new business activities that resulted in ever-diversified revenues. In Brazil, Investnews revenues amounted to EUR 1.8 million.

Operating costs, excluding depreciation and amortization, reached EUR 71.1 million, a 29.6% growth over 2000. This increase reflects not only the launch of a diversified set of new portal projects, but also the above-mentioned implementation of "PRAI" on September 1, 2001.

As expected, EBITDA was negative, amounting to negative EUR 12.8 million, which compares with negative EUR 11.5 million in 2000 (excluding Zip.Net from the consolidation), reflecting a set of new projects still at an early stage.

During 2001, Net Loss reached EUR 11.9 million. We would like to highlight that this amount includes an extraordinary gain of approximately EUR 43.7 million resulting from the exchange of the 100% stake at Zip.Net for the 17.937% stake at UOL.

Páginas Amarelas

PÁGINAS AMARELAS (thousands of Euros)	2000	2001	Chg. (%) 2001/2000
Operating Revenues	**139.413**	**141.314**	**1,36%**
Printed Directories	135.288	136.803	1,12%
OAYP	936	911	-2,67%
Internet	1.599	3.073	92,18%
Net Revenues	**91.959**	**93.755**	**1,95%**
Operating Income	**25.814**	**24.644**	**-4,53%**
Net Income	**16.818**	**15.360**	**-8,67%**
Páginas Amarelas Contribution to PT-Multimédia Net Income	**4.162**	**3.802**	**-8,67%**

Note:
Net Revenues correspond to approximately 65% of Operating Revenues. The difference is accounted for by payments to Portugal Telecom, which include royalties, database usage and billing services.

In spite of the decrease of advertising spending, Páginas Amarelas' net revenues in 2001 showed growth of almost 2%. This performance is mainly attributable to the positive contribution of the Internet service.

The 4.5% decrease in Páginas Amarelas' operating income reflects a 5.7% increase in staff costs, mainly due to the strengthening of the selling force to promote Páginas Amarelas products on the Internet and on Listas de Cidades (City Directories), and a 8.6% increase in paper costs. Although paper prices increased by 15%, Páginas Amarelas managed to limit the increase in paper consumption by implementing cost control policies and using auto-pagination applications and reducing waste.

In 2001, Net Income amounted to EUR 15.4 million, which is a decrease of 9% from 2000, due to the aforesaid reasons and to the increase in financial charges.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Multimedia

Attachments

Table I – Consolidated Statements of Income for the years ended December 31, 2000 and December 31, 2001;

Table II – Pro-forma Consolidated Statement of Income for the year ended December 31, 2000, excluding Zip.Net, S.A. from the consolidation and including Lusomundo, SGPS, S.A., and Consolidated Statement of Income for the year ended December 31, 2001;

Table III – Consolidated Balance Sheet as of December 31, 2000 and December 31, 2001.

Contact

Lídia Falcão
PT Multimedia
Tel: 21 782 47 25
Fax: 21 782 47 35
E-mail: lidia.m.falcao@pt-multimedia.pt

Multimedia

TABLE I

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000 AND DECEMBER 31, 2001

PT-MULTIMÉDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euro)

	2000	2001
Operating Revenues:	**249.618**	**625.940**
Services rendered	243.151	461.226
Sales of merchandise and products	6.467	164.714
Operating Costs and Expenses:	**343.026**	**652.268**
Wages and salaries	53.503	109.335
Depreciation and amortization	48.423	68.844
Own work capitalized	(5.415)	(6.319)
Costs of products sold	7.555	111.783
Other general and administrative	236.223	359.881
Provision for doubtful receivables	4.291	10.467
Other net operating income	(4.509)	(4.575)
Taxes other than income taxes	2.955	2.852
Operating Income /(Loss)	**(93.408)**	**(26.328)**
Other income (expenses):	**(200.298)**	**(69.113)**
Interest expenses and other financial expenses	(25.627)	(40.285)
Interest income and other financial income	9.116	11.922
Equity in earnings (losses) of investees	(163.162)	(15.855)
Amortization of goodwill	(11.988)	(46.421)
Other non-operating income (losses), net	(8.638)	21.527
Income /(Loss) Before Income Tax	**(293.706)**	**(95.441)**
Provision for income taxes	(1.297)	(2.232)
Consolidated Net Loss Before Minority Interests	**(295.003)**	**(97.672)**
Losses/(Income) applicable to minority interests	29.586	6.494
Consolidated Net Income /(Loss)	**(265.418)**	**(91.179)**
EBITDA	**(44.985)**	**42.516**
EBITDA Margin	**-18,0%**	**6,8%**

TABLE II

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000, EXCLUDING ZIP.NET, S.A. FROM THE CONSOLIDATION AND INCLUDING LUSOMUNDO, SGPS, S.A.,
AND
CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001

PT-MULTIMEDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in thousands of Euro)

	Pro-Forma 2000	2001
Operating Revenues:	**507.359**	**625.940**
Services rendered	371.401	461.226
Sales of merchandise and products	135.958	164.714
Operating Costs and Expenses:	**529.410**	**652.268**
Wages and salaries	91.138	109.335
Depreciation and amortization	57.119	68.844
Own work capitalized	(5.710)	(6.319)
Costs of products sold	90.501	111.783
Other general and administrative	293.378	359.881
Provision for doubtful receivables	6.161	10.467
Other net operating income	(5.895)	(4.575)
Taxes other than income taxes	2.718	2.852
Operating Income /(Loss)	**(22.051)**	**(26.328)**
Other income (expenses):	**(195.455)**	**(69.113)**
Interest expenses and other financial expenses	(33.737)	(40.285)
Interest income and other financial income	9.753	11.922
Equity in earnings (losses) of investees	(162.735)	(15.855)
Amortization of goodwill	(6.230)	(46.421)
Other non-operating income (losses), net	(2.506)	21.527
Income /(Loss) Before Income Tax	**(217.506)**	**(95.441)**
Provision for income taxes	(3.638)	(2.232)
Consolidated Net Loss Before Minority Interests	**(221.144)**	**(97.672)**
Losses/(Income) applicable to minority interests	6.646	6.494
Consolidated Net Income /(Loss)	**(214.498)**	**(91.179)**
EBITDA	**35.067**	**42.516**
EBITDA Margin	**6,9%**	**6,8%**

Multimedia

TABLE III

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001

PT-MULTIMÉDIA– SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. AND SUBSIDIARIES

(Amounts in Euro)

	December, 31	
	2000	2001
Current Assets:		
Cash and cash equivalents	31.021.383	33.238.300
Accounts receivable-trade, net	38.945.207	126.992.900
Accounts receivable-other, net	158.283.876	69.349.229
Inventories, net	1.966.800	26.181.547
Prepaid expenses and other current assets	5.847.972	11.520.391
Deferred taxes	-	18.532.525
Total current assets	236.065.238	285.814.892
Investments, net	426.254.003	507.027.803
Fixed Assets, net	214.763.769	330.207.763
Intangible Assets, net	29.536.606	52.845.574
Goodwill, net	72.468.466	824.055.393
Total assets	979.088.082	1.999.951.425
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	1.190.157	57.431.741
Accounts payable-trade	71.933.346	139.835.406
Accounts payable-other	44.692.242	107.673.802
Accrued expenses	31.044.358	43.087.639
Taxes payable	5.088.821	17.468.841
Deferred income	1.546.207	7.382.048
Deferred taxes	-	3.814.525
Total current liabilities	155.495.131	376.694.002
Medium and Long-Term Debt		
Medium and long term debt	-	40.024.454
Third parties	966.386	16.668.825
Shareholders	424.157.510	677.775.808
	425.123.896	734.469.087
Other Non-Current Liabilities	9.158.588	57.389.430
Total liabilities	589.777.615	1.168.552.519
Minority Interests	37.757.130	21.517.168
Shareholders' equity:		
Share capital	42.323.600	78.448.464
Reserves and retained earnings	590.341.548	1.103.723.714
Retained earnings	(15.693.898)	(281.111.811)
Net profit for the year	(265.417.913)	(91.178.629)
Total equity	351.553.337	809.881.738
Total liabilities and shareholders' equity	979.088.082	1.999.951.425